December 12, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 688-0616
M.C. Jennings
EVP & CFO
Frontier Oil Corp.
1000 Memorial Drive, Suite 600
Houston, Texas 77024

       Re: **Frontier Oil Corporation**
              Definitive Proxy Statement on Schedule 14A
              Filed March 19, 2007
              File No. 1-07627

Dear Mr. Jennings:

       We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

       Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

       If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

                         Sincerely,

                         Carmen Moncada-Terry
                         Attorney Advisor